FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Second Quarter of 2005 dated August 2, 2005	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Name:	Mr. Ted Sun
Title:	Acting Chief Executive Officer

Date: August 3, 2005

Exhibit 99.1

Press Release

Contact for Media and Investors:

Olive Wang

NetEase.com, Inc.

ir@service.netease.com

Tel: (+8610) 8518-0163 ext. 8243

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase.com Announces Strong Revenue Growth in the Second Quarter of 2005

Growth Momentum Continues as Fantasy Westward Journey and Westward Journey Online II Continue to

Maintain Leading Positions in the Market

(Beijing – August 2, 2005) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet, online game and wireless value-added services providers, today announced financial results for its second quarter ended June 30, 2005.

Highlights:

•	Total revenues for the quarter increased 27.2% quarter-over-quarter and 90.2% year-over-year to RMB416.9 million (US$50.4 million);

•	Revenue from online game services grew 31.1% over the previous quarter and 146.5% year-over-year on the continued strength and leading positions of in-house developed games, Fantasy Westward Journey and Westward Journey Online II;

•	Westward Journey Online II achieved another quarter of double digit revenue growth in the second quarter;

•	Fantasy Westward Journey and Westward Journey Online II reported peak concurrent user numbers of approximately 710,000 and 486,000, respectively, for the second quarter of 2005; and

•	Net profit after tax for the quarter increased 57.8% quarter-over-quarter and 147.0% year-over-year to RMB242.8 million (US$29.3 million).

Commenting on the second quarter’s results, acting Chief Executive Officer Ted Sun said, “With the first half of 2005 completed, it is clear that NetEase is one of the leading Internet portals in China, with a heavy emphasis on its online game operation and development which continues to be the principle driver of the Company’s growth. We have also shown continuous improvement on providing stronger channel content on our websites through strategic partnerships and initiatives, which are now attracting more advertising spending. We hope to achieve healthy growth in the remainder of 2005 as we role out our pipeline of massively multi-player online role-playing games (“MMORPGs”) and casual games.”

Financial Results

The Company reported total revenues of RMB416.9 million (US$50.4 million) for the second quarter, representing a 27.2% increase over RMB327.7 million (US$39.6 million) for the preceding quarter, and a 90.2% increase over RMB219.1 million (US$26.5 million) for the corresponding period a year ago.

Revenues from online game services for the quarter showed continued strength, increasing 31.1% quarter-over-quarter and 146.5% year-over-year to RMB343.7 million (US$41.5 million), which was driven by the strong growth in the popularity of the Company’s leading games, Fantasy Westward Journey and Westward Journey Online II. In particular, Fantasy Westward Journey maintained its leadership position as one of China’s most popular MMORPGs, with peak and average concurrent user numbers reaching approximately 710,000 and 304,000, respectively, for the second quarter of 2005. In addition, Westward Journey Online II achieved double digit revenue growth in the second quarter despite the recent entry of a number of major new MMORPGs into the online game market in China which had little impact on the Company’s current game strategy. Westward Journey Online II ranked as one of the top-five MMORPGs in terms of user numbers in China for the second quarter, and it achieved record peak and average concurrent users of approximately 486,000 and 198,000, respectively, for the second quarter of 2005. Strong demand for these games can be attributed to a number of factors, including content enhancements through expansion packs released during the first quarter, the continued efforts to expand the Company’s distribution network (to access games and distribution of point cards) and further penetration into the market by enhanced sales and marketing efforts and online driven events.

Revenues from advertising services increased by 18.0% to RMB53.4 million (US$6.5 million) over the preceding quarter’s RMB45.3 million (US$5.5 million) and 30.8% over RMB40.9 million (US$4.9 million) for the corresponding period a year ago. The increase was driven by several factors, including the execution of portal-related agreements with parties such as China Finance Online, the title sponsor of the Company’s finance channel, and Sou Fun, the partner for the Company’s property channel. Additionally, the Company’s growth in advertising revenue benefited from the traditional seasonal increase in advertising spending in the second quarter, the continuous enhancement of its websites’ content which the Company believes attracted more spending from advertisers, and further strengthing of its advertising sales and marketing efforts.

Revenues from wireless value-added services and others decreased slightly from RMB20.3 million (US$2.4 million) for the preceding quarter to RMB19.7 million (US$2.4 million) for the second quarter. Revenues from wireless value-added services and others in the second quarter of 2004 was RMB38.8 million (US$4.7 million). This decrease was mainly due to the decrease in revenue earned from various SMS services as a result of intense competition and the overall decrease in popularity of such services in the wireless market in China.

Chief Operating Officer Michael Tong commented, “NetEase continues to experience significant growth in the popularity of our in-house developed games, Fantasy Westward Journey and Westward Journey Online II. We also see continued progress in our 2005 and 2006 game pipeline with several games nearing commercial launch, including a 2.5D game set during the Tang Dynasty which is currently under internal beta testing, a 3D game based on Chinese mythology and a diverse platform of casual games.

The Company reported gross profit in the second quarter of RMB326.8 million (US$39.5 million), representing a 29.1% increase over the previous quarter’s RMB253.2 million (US$30.6 million) and a 99.0% increase over RMB164.3 million (US$19.8 million) for the corresponding period a year ago.

Gross margins for online games further increased to 90.2% in the second quarter from 89.0% in the prior quarter due to increasing economies of scale. Gross margins for advertising services remained largely stable in the second quarter. On the other hand, gross margins for wireless value-added services and others decreased to 18.4% in the second quarter from 33.8% in the prior quarter mainly due to server depreciation charges which were higher in the second quarter due to a rise in the number of free email users.

Total operating expenses for the quarter were RMB80.1 million (US$9.7 million), representing a 11.5% decrease from the previous quarter’s RMB90.5 million (US$10.9 million) and a 25.8% increase from RMB63.6 million (US$7.7 million) in the corresponding period a year ago. The decrease in total operating expenses as compared with the preceding quarter was mainly due to the RMB20.7 million (US$2.5 million) expense incurred in the preceding quarter resulting from the purchase of a 3D game technology as discussed in the preceding quarter’s earnings release. Without taking into account such 3D game technology expense in the first quarter, the Company’s research and development expenses increased slightly to approximately RMB14.6 million (US$1.8 million) in the second quarter as a result of an increase in headcount for the online game development team.

Denny Lee, NetEase’s Chief Financial Officer, added, “We are pleased that we have been able to continue to deliver strong operating and financial results to our shareholders. The first half of 2005 is a testament to our ability to drive top line growth while maintaining a tight control on expenses, which in turn drove higher net profit margins as our portal enjoyed robust growth. We believe that our strong balance sheet gives us the leverage we need to strategically maintain NetEase’s leadership in the market.”

Mr. Lee added, “The Chinese government’s recent decision to peg the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the U.S. dollar, has caused the Renminbi to appreciate slightly against the dollar. Although we cannot predict the future direction of the Renminbi exchange rates with other currencies, we believe that this appreciated exchange rate with the dollar, if it continues or further appreciation occurs, will tend to have a positive impact on our reported financial results since we generate all of our revenue in Renminbi, which has become more valuable in dollar terms.”

The Company also noted that its effective tax rate decreased in the second quarter because the Company has recently confirmed with the relevant regulators that one of its operating subsidiaries qualifies as a “software company” under the applicable tax regulations and the current practice of the local tax authority. As a result, such subsidiary is entitled to a reduced enterprise income tax rate of 10.5%, instead of the 18% tax rate which applied in the first quarter of 2005.

The Company reported net profit for the second quarter of RMB242.8 million (US$29.3 million), equivalent to US$0.91 (basic) or US$0.83 (diluted) per American Depositary Share (“ADS”). This represents a 57.8% increase over net profit of RMB153.9 million (US$18.6 million) for the preceding quarter and a 147.0% increase over net profit of RMB98.3 million (US$11.9 million) for the corresponding period in 2004.

As of June 30, 2005, the Company’s total cash and held-to-maturity investments balance was RMB2.7 billion (US$329.2 million), a 9.6% increase from the previous quarter’s RMB2.5 billion (US$300.3 million). The Company generated an operating cash flow of RMB255.3 million (US$30.9 million) for the quarter.

Mr. Tong concluded, “I am extremely pleased that we have maintained our position as one of China’s leading Internet portals. We have experienced superior growth in the first half of 2005, and we believe that we are well positioned to capture more market share as the online gaming community becomes larger and more sophisticated. Our current strategy is working well for us. We continue to focus on diversifying and expanding our online game pipeline while at the same time enhance and feed the continued growth of existing in-house developed games. We look forward to the further execution of our strategy to diversify our products and leverage our portal community in order to maintain our strong position in the online game market.”

Other Recent Developments

NetEase also announced today several changes in the composition of its board of directors and board committees. Ronald Lee has resigned from the board, which he had served on since June 2002, with immediate effect. Concurrently, the board elected Messrs. Lun Feng and Mingyong Chen to the board of directors, and appointed existing directors Donghua Ding, Michael Leung and Joseph Tong to the board’s compensation and nominating committees.

Mr. Feng has been the Chairman of Beijing Vantone Real Estate Co., Ltd., a private real estate investment company in China, since 1991. Mr. Chen has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party and a Bachelor of Arts in Economics from Northwest University.

Mr. Chen serves as the General Manager of the Audio-Visual division of BBK Electronics Co., Ltd., a China-based manufacturer of consumer electronics, where he oversees research and development, production and sales. Mr. Chen has been with BBK Electronics since 1995. He holds a Bachelor of Engineering Science from Zhejiang University.

Commenting on these board changes, Mr. Sun said, “We thank Mr. Lee for his valuable contributions to the board, and also welcome Messrs. Feng and Chen as our newest board members. We believe that our new board members’ extensive operational and management experience in China will provide our board with additional perspective and strategic insights to help guide our company’s future growth.”

Conference Call

NetEase’s management team will host a conference call on August 2, 2005 at 9:00 p.m. Eastern Standard Time, corresponding with August 3, 2005 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of NetEase’s financial and operational performance. A live webcast of the presentation can be accessed through NetEase’s website at http://corp.netease.com.

A replay of the conference call will be available through August 16, 2005 at midnight Eastern Time. The dial-in number is 719-457-0820 within the U.S. and internationally. The pass code for the replay is 4945221.

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2765. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of June 2005, the NetEase websites had more than 546 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Westward Journey Online II, Fantasy Westward Journey and Fly for Fun.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide more than 20 channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games do not become as popular as management anticipates; the risk of changes in Chinese government regulation of the online game market that limit future growth of NetEase’s revenue or causes revenue to decline; the risk that strategic partnerships with third parties will not result in increased advertising or other revenue from the NetEase websites or that NetEase will not be successful in entering into and maintaining such partnerships; the risk that NetEase will be unable to compete effectively in the wireless value-added services market in China and that its share of that market will decline despite strategic initiatives designed to stabilize and enhance revenue in this area; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2004	June 30, 2005	June 30, 2005
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	2,123,891,537	2,641,942,061	319,210,060
Held-to-maturity investments	165,532,000	82,766,000	10,000,121
Accounts receivable, net	56,304,762	75,037,990	9,066,392
Prepayments and other current assets	20,722,068	33,020,119	3,989,624
Deferred tax assets	—	15,740,936	1,901,883

Total current assets	2,366,450,367	2,848,507,106	344,168,080

Non-current rental deposit	2,140,394	993,019	119,981
Property, equipment and software, net	77,303,013	103,856,834	12,548,400
Deferred assets	4,246,624	389,060	47,008

Total assets	2,450,140,398	2,953,746,019	356,883,469

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	19,344,096	38,833,225	4,691,989
Salary and welfare payable	36,283,138	33,222,631	4,014,092
Taxes payable	44,009,342	71,875,466	8,684,284
Deferred revenue	134,896,863	179,452,414	21,682,162
Accrued liabilities	22,961,861	20,694,942	2,500,446

Total current liabilities	257,495,300	344,078,678	41,572,973

Long-term payable:	839,399,578	839,291,662	101,406,592

Total liabilities	1,096,894,878	1,183,370,340	142,979,565

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,184,167,189 shares issued and outstanding as of December 31, 2004, and 3,222,540,489 shares issued and outstanding as of June 30, 2005	2,635,419	2,667,170	322,258
Additional paid-in capital	1,023,954,160	1,044,361,937	126,184,007
Statutory reserve	90,882,108	90,882,108	10,980,742
Deferred compensation	(13,835)	—	—
Translation adjustments	210,838	210,838	25,474
Retained earnings	235,576,830	632,253,626	76,391,423

Total shareholders’ equity	1,353,245,520	1,770,375,679	213,903,904

Total liabilities and shareholders’ equity	2,450,140,398	2,953,746,019	356,883,469

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	June 30, 2004	March 31, 2005	June 30, 2005	June 30, 2005
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	139,458,471	262,142,134	343,709,567	41,528,371
Advertising services	40,853,119	45,275,474	53,441,219	6,456,983
Wireless value-added services and others	38,826,085	20,269,101	19,727,359	2,383,539

Total revenues	219,137,675	327,686,709	416,878,145	50,368,893

Business taxes	(12,410,057)	(19,010,880)	(24,159,422)	(2,919,038)

Total net revenues	206,727,618	308,675,829	392,718,723	47,449,855

Total cost of revenues	(42,473,916)	(55,470,010)	(65,924,447)	(7,965,257)

Gross profit	164,253,702	253,205,819	326,794,276	39,484,598

Operating expenses:
Selling and marketing expenses	(29,621,319)	(33,204,422)	(35,175,606)	(4,250,058)
General and administrative expenses	(25,597,031)	(23,884,696)	(30,312,663)	(3,662,498)
Research and development expenses	(8,426,551)	(33,439,354)	(14,606,721)	(1,764,843)

Total operating expenses	(63,644,901)	(90,528,472)	(80,094,990)	(9,677,399)

Operating profit	100,608,801	162,677,347	246,699,286	29,807,199

Other income (expenses):
Investment income	553,552	536,324	433,141	52,334
Interest income	4,837,105	9,937,045	12,694,680	1,533,822
Interest expense	(1,034,531)	(344,859)	—	—
Other, net	551,000	(28,528)	(70,868)	(8,563)

Profit before tax	105,515,927	172,777,329	259,756,239	31,384,792

Income tax	(7,223,334)	(18,899,496)	(16,957,276)	(2,048,846)

Net profit	98,292,593	153,877,833	242,798,963	29,335,946

Earnings per share, basic	0.03	0.05	0.08	0.01

Earnings per ADS, basic	3.12	4.83	7.56	0.91

Earnings per share, diluted (Note 2)	0.03	0.04	0.07	0.01

Earnings per ADS, diluted (Note 2)	2.92	4.42	6.89	0.83

Weighted average number of ordinary shares outstanding, basic	3,154,377,163	3,188,169,782	3,212,283,531	3,212,283,531

Weighted average number of ADS outstanding, basic	31,543,772	31,881,698	32,122,835	32,122,835

Weighted average number of ordinary shares outstanding, diluted (Note 2)	3,469,873,049	3,530,419,102	3,552,151,228	3,552,151,228

Weighted average number of ADS outstanding, diluted (Note 2)	34,698,730	35,304,191	35,521,512	35,521,512

The accompanying notes are an integral part of this press release.

NETEASE.COM INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	June 30, 2004	March 31, 2005	June 30, 2005	June 30, 2005
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	98,292,593	153,877,833	242,798,963	29,335,946
Adjustments for:
Depreciation	6,741,197	8,037,742	8,874,584	1,072,263
Share compensation cost	13,835	13,835	—	—
(Reversal of) Provision for doubtful debts	80,172	(1,610,102)	2,853,672	344,792
Amortization of issuance cost of convertible bonds	1,960,470	1,959,981	1,959,973	236,812
Increase in accounts receivable	(939,898)	(5,934,041)	(14,042,757)	(1,696,702)
Increase in prepayments and other current assets	(16,341,206)	(3,751,767)	(8,546,281)	(1,032,597)
Increase in deferred assets	—	—	(62,390)	(7,538)
(Increase) Decrease in deferred tax assets	2,436,725	(21,179,397)	5,438,461	657,097
Increase (Decrease) in accounts payable and other liabilities	(1,126,442)	22,600,013	(826,730)	(99,889)
Increase in deferred revenue	21,795,950	33,193,590	11,361,961	1,372,798
Increase (Decrease) in salary and welfare payable	4,654,979	(7,574,026)	4,513,515	545,341
Increase (Decrease) in taxes payable	—	28,835,032	(968,908)	(117,066)
Increase (Decrease) in accrued liabilities	—	(4,240,407)	1,973,490	238,445

Net cash provided by operating activities	117,568,375	204,228,286	255,327,553	30,849,702

Cash flows from investing activities
(Increase) Decrease in held-to-maturity investments	(82,479,868)	—	82,766,000	10,000,121
Purchase of property, equipment and software	(18,895,253)	(20,970,098)	(24,780,204)	(2,994,044)
Increase in due from related parties	(9,000,000)	—	—	—
(Increase) Decrease in non-current deposit	227,876	(174,614)	1,321,989	159,728

Net cash (used in) provided by investing activities	(110,147,245)	(21,144,712)	59,307,785	7,165,805

Cash flows from financing activities:
Proceed from employees exercising stock options	13,289,313	13,116,727	7,322,802	884,770
Increase (Decrease) in long-term payable	233,877	—	(107,917)	(13,039)

Net cash provided by financing activities	13,523,190	13,116,727	7,214,885	871,731

Net increase in cash	20,944,320	196,200,301	321,850,223	38,887,238

Cash, beginning of the quarter	1,680,318,181	2,123,891,537	2,320,091,838	280,322,822

Cash, end of the quarter	1,701,262,501	2,320,091,838	2,641,942,061	319,210,060

Supplemental disclosures of cash flow information:
Cash paid during the quarter for income taxes	6,202,125	3,284,692	17,503,129	2,114,798

Cash paid during the quarter for interest	—	—	3,230,173	390,282

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	13,835	13,835	—	—

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	June 30, 2004	March 31, 2005	June 30, 2005	June 30, 2005
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	139,458,471	262,142,134	343,709,567	41,528,371
Advertising services	40,853,119	45,275,474	53,441,219	6,456,983
Wireless value-added services and others	38,826,085	20,269,101	19,727,359	2,383,539

Total revenues	219,137,675	327,686,709	416,878,145	50,368,893

Business taxes:
Online game services	(7,670,216)	(14,417,817)	(18,904,026)	(2,284,060)
Advertising services	(3,472,515)	(3,848,415)	(4,542,505)	(548,844)
Wireless value-added services and others	(1,267,326)	(744,648)	(712,891)	(86,134)

Total business taxes	(12,410,057)	(19,010,880)	(24,159,422)	(2,919,038)

Net revenues:
Online game services	131,788,255	247,724,317	324,805,541	39,244,311
Advertising services	37,380,604	41,427,059	48,898,714	5,908,139
Wireless value-added services and others	37,558,759	19,524,453	19,014,468	2,297,405

Total net revenues	206,727,618	308,675,829	392,718,723	47,449,855

Cost of revenues:
Online game services	(17,254,129)	(27,344,458)	(31,875,924)	(3,851,377)
Advertising services	(13,583,906)	(15,204,645)	(18,540,302)	(2,240,115)
Wireless value-added services and others	(11,635,881)	(12,920,907)	(15,508,221)	(1,873,765)

Total cost of revenues	42,473,916	(55,470,010)	(65,924,447)	(7,965,257)

Gross profit:
Online game services	114,534,126	220,379,859	292,929,617	35,392,934
Advertising services	23,796,698	26,222,414	30,358,412	3,668,024
Wireless value-added services and others	25,922,878	6,603,546	3,506,247	423,640

Total gross profit	164,253,702	253,205,819	326,794,276	39,484,598

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED NOTES TO FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	When calculating the fully diluted earnings per American Depositary Share (ADS) for the second quarter in 2005, the Company adopted the consensus reached on EITF 04-08, which is effective for periods ended after December 15, 2004. EITF 04-08 is applicable to the Company because the conversion of its zero coupon convertible subordinated notes (the “Convertible Notes”) depends on, among other things, whether the market price of the Company’s American Depositary Shares exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding the fact that the market prices of the Company’s American Depositary Shares in June 2004 and March 2005 did not exceed the pre-scripted conversion price of the Convertible Notes. The EITF 04-08 has been retroactively applied such that the diluted earnings per American Depositary Share for all prior periods were restated.

In accordance with the adoption of EITF 04-08, the weighted average number of diluted ordinary shares and American Depositary Shares outstanding for the purpose of calculating diluted earnings per share and diluted earnings per American Depositary Share for the three months ended June 30, 2004, have been revised to include the contingently issuable shares in relation to the Company’s Convertible Notes outstanding as of June 30, 2004. The inclusion of these contingently issuable shares results in a decrease of US$0.01 to the previously reported diluted earnings per American Depositary Share for the quarter ended June 30, 2004.